                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                               IPC Holdings, Ltd.
                                (Name of Issuer)

                    Common Shares, $.01 par value per share
                         (Title of Class of Securities)

                                  G4933P 10 1
                                 (CUSIP Number)


                              Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                               New York, New York
                                 (212) 770-7000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)







                               December 12, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                                    [ ]

Check the following box if a fee is being paid with this statement:
                                    [ ]

_____________________

CUSIP NO. G4933P 10 1
_____________________


 (1)  Name of Reporting Person/S.S. or I.R.S.
      Identification No. of Above Person

American International Group, Inc. (I.R.S. Identification No. 13-2592361)
_____________________________________________________________________________
 (2)  Check the Appropriate Box if a Member of a Group

                              (a)  [ ]

                              (b)  [ ]
_____________________________________________________________________________
 (3)  SEC Use Only

_____________________________________________________________________________
 (4)  Sources of Funds

            WC
_____________________________________________________________________________
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)

                                    [ ]
_____________________________________________________________________________
 (6)  Citizenship or Place of Organization

      Delaware, U.S.A.
______________________________________________________________________________
 Number of              (7)  Sole Voting Power
 Shares                      11,722,000
 Beneficially           (8)  Shared Voting Power
 Owned By                    0
 Each                   (9)  Sole Dispositive Power
 Reporting                   11,722,000
 Person With           (10)  Shared Dispositive Power
                             0
_____________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                              11,722,000
_____________________________________________________________________________
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                    [ ]

_____________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11)

      24.3%
_____________________________________________________________________________
(14)  Type of Reporting Person

      HC, CO

            This Amendment No. 3 (this "Amendment") to the Statement on
Schedule 13D/A filed by American International Group, Inc. ("AIG") on
April 9, 1996, as amended by Amendment No. 2 thereto dated June 4, 1996, amends and supplements such Statement as described below. All capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Statement.

Item 1.     Security and Issuer.

            This Amendment relates to the common shares, par value $.01 per share ("Common Shares"), of IPC Holdings, Ltd., a Bermuda corporation (the "Company"). The principal executive offices of the Company are located at American International Building, 29 Richmond Road, Pembroke HM08, Bermuda.

Item 2.  Identity and Background.

            Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 12.0%, 2.4% and 1.8%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The names of the directors and executive officers ("Covered Persons") of AIG, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit E attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Manton and Tse who are British Subjects, Mr. Johnson who is a British National and Mr. Cohen who is a Canadian citizen. A subsidiary of SICO owns 1,250,000 Common Shares of the Company. AIG disclaims any beneficial interest in the Common Shares of the Company owned by SICO.

Item 3.  Source and Amount of Funds
         or Other Consideration.

            AIG used its available working capital to make the purchases described in the response to Item 4 of this Amendment.

Item 4.  Purpose of Transaction.

            On December 7, 2001, the Securities and Exchange Commission (the "SEC") declared effective the Company's registration statement on Form S-3, Registration No. 333-73828 ("Registration Statement"), pursuant to which the Company offered for sale in a public offering (the "Offering") 17,480,000 Common Shares (which includes 2,280,000 Common Shares due to the exercise by the underwriters of their over-allotment option). The Offering was completed on December 12, 2001 (the "Effective Date"). Prior to the Offering, AIG owned 6,100,000 Common Shares representing approximately 24.3% of the share capital of the Company, as well as an option (the "Option") to purchase up to an additional 2,775,000 Common Shares at a purchase price of $12.7746 per share. The Option was exercisable in certain circumstances, including a public offering by the Company of its Common Shares, and in connection with the Offering, AIG exercised the Option in full upon the Effective Date. A copy of the Option is attached as Exhibit A hereto and incorporated in its entirety by reference. The descriptions of the Option set forth herein are qualified in their entirety by reference to the Option.

            In addition, on the Effective Date, AIG purchased from the Company 2,847,000 Common Shares (which includes 733,300 Common Shares purchased due to the exercise by the underwriters of their over-allotment option) in a private placement (the "AIG Placement") at a price per share equal to the public offering price for the Offering. The number of Common Shares purchased by AIG pursuant to the AIG Placement maintains AIG's ownership in the Company, following completion of the Offering and the exercise of the Option, at its pre-Offering ownership level of approximately 24.3%. A copy of the purchase agreement for the AIG Placement (the "Purchase Agreement") is attached as Exhibit B hereto and incorporated in its entirety by reference. The descriptions of the AIG Placement or the Purchase Agreement set forth herein are qualified in their entirety by reference to the Purchase Agreement.

            Also, in connection with the Offering, AIG entered into a letter agreement dated December 4, 2001 (the "Lock-Up Letter") with Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (acting severally on behalf of themselves and the several underwriters of the Offering), pursuant to which, among other things, AIG agreed that, for a period ending 90 days after the date of the final prospects relating to the Offering, AIG will not, without the prior written consent of Morgan Stanley & Co. Incorporated: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of ownership of the Common Shares, regardless of whether any such transaction described in (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise. A copy of the Lock-Up Letter is attached as Exhibit C hereto and incorporated in its entirety by reference. The descriptions of the Lock-Up Letter set forth herein are qualified in their entirety by reference to the Lock-Up Letter.

            In connection with the Company's initial public offering, the Company entered into a Registration Rights Agreement, pursuant to which AIG is entitled to certain registration rights under the Securities Act of 1933, as amended, with respect to the Common Shares issuable to AIG upon exercise of the Option. Pursuant to the terms of the Purchase Agreement, the shares acquired by AIG in the AIG Placement are also deemed "registrable securities" under the Registration Rights Agreement, and therefore, AIG is entitled to such registration rights with respect to the Common Shares acquired by AIG through the AIG Placement. A copy of the Registration Rights Agreement is attached as Exhibit D hereto and incorporated in its entirety by reference. The descriptions of the Registration Rights Agreement set forth herein are qualified in their entirety by reference to the Registration Rights Agreement.

            Also, in response to this Item 4, reference is hereby made to the Registration Statement, a copy of which is on file with the SEC.

Item 5. Interest in Securities of Issuer.

(a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of the cover page of this Amendment.

(c). Other than as described in this Amendment, AIG, SICO, The Starr Foundation and Starr, and, to the best of AIG's knowledge, the Covered Persons, have not engaged in any transactions in the Common Shares within the past 60 days.


Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

            The response to Item 4 of this Amendment is incorporated by reference herein in its entirety.

Item 7.  Materials to be Filed as Exhibits.

            (A) Amended and Restated Option Agreement dated March 13, 1996 by and between IPC Holdings, Ltd. and American International Group, Inc.

            (B) Purchase Agreement dated December 12, 2001 by and between IPC Holdings, Ltd. and American International Group, Inc.

            (C) Letter Agreement dated December 4, 2001 by and between American International Group, Inc. and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (acting on behalf of themselves and the several underwriters of the Offering).

            (D) Registration Rights Agreement dated as of March 13, 1996 by and between IPC Holdings, Ltd. and the Rightsholders identified therein (including without limitation American International Group, Inc.).

            (E) List of the Directors and Executive Officers of American International Group, Inc., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc., their business addresses and principal occupations.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.

Dated:  December 19, 2001


                                        AMERICAN INTERNATIONAL GROUP, INC.



                                        By: /s/ Kathleen E. Shannon
                                            ------------------------------------
                                            Name: Kathleen E. Shannon
                                            Title: Vice President and Secretary

                               EXHIBIT INDEX


Exhibit No.                               Description                                         Location
-----------                               -----------                                         --------
A.               Amended and Restated Option Agreement dated March 13, 1996     Incorporated by reference to
                 by and between IPC Holdings, Ltd. and American International   Exhibit A to the Schedule 13D/A
                 Group, Inc.                                                    filed by American International
                                                                                Group, Inc. on April 9, 1996.

B.               Purchase Agreement dated December 12, 2001 by and between      Filed herewith.
                 IPC Holdings, Ltd. and American International Group, Inc.

C.               Letter Agreement dated December 4, 2001 by and between         Filed herewith.
                 American International Group, Inc. and Morgan Stanley & Co.
                 Incorporated and Goldman, Sachs & Co. (acting on behalf
                 of themselves and the several underwriters of the Offering).

D.               Registration Rights Agreement dated as of March 13, 1996 by    Incorporated by reference to
                 and between IPC Holdings, Ltd. and the Rightsholders           Exhibit E to the Schedule 13D/A
                 identified therein (including without limitation American      filed by American International
                 International Group, Inc.).                                    Group, Inc. on April 9, 1996.

E.               List of the Directors and Executive Officers of American       Filed herewith.
                 International Group, Inc., Starr International Company,
                 Inc., The Starr Foundation and C.V. Starr & Co., Inc., their business addresses and principal occupations.